

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Carla A. Leibold
Chief Financial Officer and Treasurer
Customers Bancorp, Inc.
1015 Penn Avenue, Suite 103
Wyomissing, PA 19610

> **Re:** **Customers Bancorp, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2018**
> **Exhibit Nos. 10.22 to 10.32**
> **Filed April 24, 2019**
> **File No. 001-35542**

Dear Ms. Leibold:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance